September 5, 2024

Jeff Long

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Neiman Funds, File Nos. 333-102844 and 811-21290

Dear Mr. Long:

On July 11, 2024, you provided telephonic comments with respect to the Annual Report to Shareholders on Form N-CSR for the year ended March 31, 2024 (the "Neiman Annual Report") for the Registrant with respect to the Neiman Large Cap Value Fund, (the "Large Cap Fund"); and comments with respect to the Annual Report to Shareholders on Form N-CSR for the year ended September 30, 2023 (the "ACM Annual Report") for the Registrant with respect to the Advisors Capital Small/Mid Cap Fund (the "SMID Fund"), Advisors Capital Tactical Fixed Income Fund (the "Income Fund"), Advisors Capital US Dividend Fund (presently known as the Advisors Capital Total Return – Equity Fund) (the "Dividend Fund"), and Advisors Capital Active All-Cap Fund (the "All-Cap Fund"). Please find below the Registrant's responses to those comments, which it has authorized Thompson Hine LLP to make on its behalf.

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Comment 1:     Within 30 days, please provide the Registrant’s responses via an EDGAR Correspondence filing addressed to the attention of Jeff Long.

Response:	The Registrant confirms it has made the requested filing.

Comment 2:    With respect to the Income Fund and the All-Cap Fund, since they employ a fund-of-funds strategy, please include in future filings a description of (i) a fund-of-funds approach and (ii) valuation in the notes to the financial statements consistent with ASC 946-235-50-5.

Response:	The Registrant confirms it will include such disclosure for these funds and any similarly situated funds.

Comment 3:    With respect to the Income Fund and the All-Cap Fund, since they employ a fund-of-funds strategy, please include in future filings, if appropriate, a separate line item in the Statement of Operations that identifies “[d]istributions of realized gains by other investment companies” received from underlying funds, consistent with Reg S-X Article 6-07.7(b).

Response:	The Registrant confirms (i) there were no distributions of realized gains by other investment companies during the ACM Annual Report period, and (ii) it will include such disclosure, as appropriate, for these funds and any similarly situated funds in future filings.

Comment 4:     With respect to the certifications that included as exhibits to Form N-CSR filings of the Registrant, in the future, please include the titles of Principal Executive Officer and Principal Financial Officer in the certifications. The Registrant may include other titles as well such as President and Treasurer.

Response:	The Registrant confirms it will include such titles in certifications in future filings.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or Jeff Provence at (619) 588-9700 x 101.

Very truly yours,

Parker Bridgeport

Senior Counsel, Thompson Hine LLP